November 19, 2012

The Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn.: Ms. Peggy Kim, Special Counsel

Re:	Helix BioMedix, Inc.
Amendment No. 2 to Schedule 13E-3
Filed November 14, 2012
File No. 005-80581
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2012
File No. 033-20897

Dear Ms. Kim:

On behalf of Helix BioMedix, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings, received by the Company by letter dated November 16, 2012. In this letter, we have recited the comments of the Staff set forth in the November 16, 2012 letter in italicized type, and followed each comment with the Company’s response.

Preliminary Proxy Statement

Staff Comment No. 1:

1.	Please revise to append the quarterly report for the period ended September 30, 2012.

Company Response:

We respectfully advise the Staff that the Company’s quarterly report for the period ended September 30, 2012 was filed as Annex E to Amendment No. 2 to the Preliminary Proxy Statement and will continue to be filed therewith in future filings.

The Secretary
Securities and Exchange Commission
November 19, 2012

Special Factors, page 16

Background of the Reverse Stock Split, page 16

Staff Comment No. 2:

2.
Please revise to clarify that Mr. Frank Nickell was not provided with any non-public information since May 2012 when the board began its consideration of the reverse stock split, as you indicated telephonically.

Company Response:

We have revised the disclosure in the proxy statement to clarify that Mr. Frank Nickell was not provided with any non-public information since May 2012 when the board began its consideration of the reverse stock split.

Staff Comment No. 3:

3.
We note your response to comment five in our letter dated November 1, 2012; however, we reissue our comment. Please revise to disclose in the proxy statement the non-public prospective financial information that was provided to Cascadia Capital. If the projections disclosed on page 34 were the only projections provided, then revise to clarify this in the disclosure.

Company Response:

We have revised the disclosure in the proxy statement to clarify that the projections disclosed on page 34 were the only projections provided to Cascadia Capital.

Opinion of Cascadia Capital, page 28

Staff Comment No. 4:

4.
We note your response to comment eight in our letter dated November 1, 2012; however, we reissue our comment. Please revise to disclose in the proxy statement the internal forecasts. If the projections disclosed on page 34 were the only projections that were prepared, then revise to clarify this in the disclosure.

Company Response:

We have revised the disclosure in the proxy statement to clarify that the projections disclosed on page 34 were the only projections provided to Cascadia Capital.

The Secretary
Securities and Exchange Commission
November 19, 2012

Historical Market Prices and Trading Activity, page 30

Staff Comment No. 5:

5.	Please revise to clarify that the information presented relates to Helix.

Company Response:

We have revised the disclosure in the proxy statement to clarify that the information presented relates to the Company.

Comparable Transactions, page 33

Staff Comment No. 6:

6.
We note your response to comment ten in our letter dated November 1, 2012. We note that Cascadia Capital selected transactions based on the “similarity to us of the applicable target assets and companies in the selected transactions with respect to size, focus, portfolio composition and other characteristics of their business.” Please revise to further describe and quantify the selection criteria, as you have done under “Public Market Trading Multiples” on page 32.

Company Response:

We have revised the disclosure in the proxy statement to further describe and quantify the selection criteria for comparable transactions.

Analysis of Private Financings of Public Company Comparables, page 35

Staff Comment No. 7:

7.
We note your response to comment 12 in our letter dated November 1, 2012; however, we reissue our comment. Please revise to further describe and quantify the selection criteria, as you have done under “Public Market Trading Multiples.”

Company Response:

We have revised the disclosure in the proxy statement to further describe and quantify the selection criteria for comparable private financings of public companies.

The Secretary
Securities and Exchange Commission
November 19, 2012

Analysis of Premiums in Comparable Going-Private Transactions, page 35

Staff Comment No. 8:

8.
We note your response to comment 14 in our letter dated November 1, 2012; however, we reissue our comment. We note that Cascadia identified comparable transactions in which a tender offer was made at a premium in order to reduce the number of stockholders to the level required to take the companies private. Please revise to further describe and quantify the selection criteria, as you have done under “Public Market Trading Multiples.” In this regard, we note that the description of CallWave’s business does not appear to be similar to Helix’s business.

Company Response:

We have revised the disclosure in the proxy statement to further describe and quantify the selection criteria for comparable going-private transactions, including the fact that Cascadia Capital reviewed transactions in all industries for purposes of its analysis.

Security Ownership of Certain Beneficial Owners and Management, page 47

Staff Comment No. 9:

9.
We note that elsewhere in the proxy statement, the disclosure states that Mr. Frank Nickell owns 19,912,799 shares or 40%; however, in the beneficial ownership table, you disclose that Mr. Nickell owns 21,912,799 or 42.2%. Please revise throughout the proxy statement to consistently disclose his beneficial ownership information.

Company Response:

We have revised the disclosure in the proxy statement to consistently disclose Mr. Frank Nickell’s beneficial ownership information.

Staff Comment No. 10:

10.	In your next amendment, please also disclose the beneficial ownership information after the reverse stock split.

Company Response:

We have revised the disclosure in the proxy statement to disclose the beneficial ownership information after the reverse stock split.

The Secretary
Securities and Exchange Commission
November 19, 2012

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7064.

Sincerely, Summit Law Group, a professional limited liability company /s/ Mark F. Worthington Mark F. Worthington

cc:           R. Stephen Beatty (Helix BioMedix, Inc.)